Exhibit 99.18

Prometic. Annual Report 2018

Contents

Product Pipeline Opportunities	1

2018 Highlights and 2019 targeted milestones	4

Message to Shareholders	6

MD&A	10

Financial statements	52

Product Pipeline Opportunities

Prometic is a biopharmaceutical corporation specialized in rare and orphan diseases with late stage clinical assets focused on significant unmet medical needs

Prometic’s pipeline offers multiple near-term opportunities for success with late stage clinical assets derived from two proprietary drug discovery platforms targeting significant unmet medical needs.

The first platform, small molecule therapeutics, originates from insights into the role of two receptors involved in the healing process and how modulation of these promotes tissue regeneration as opposed to scarring and fibrosis. Prometic successfully tested the activity of its lead anti-fibrotic drug candidate, PBI 4050, in over 30 different preclinical models performed by either the Corporation or in collaboration with universities or institutions. PBI-4050 also successfully completed three separate phase 2 clinical trials demonstrating the translation of such results into clinical activity in patients. Prometic is now preparing to submit an Investigational New Drug Application (“IND”) and on its approval, to initiate its first pivotal phase 3 clinical program for PBI 4050 in Alström syndrome (“AS”) patients. PBI-4050 has been granted Orphan Drug Designation (“ODD”) by the U.S. Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMA”) for the treatment of AS as well as for the treatment of Idiopathic Pulmonary Fibrosis (“IPF”). In the UK, PBI-4050 has also been granted a PIM (“Promising Innovative Medicine”) designation by the U.K. Medicines and Healthcare Products Regulatory Agency (“MHRA”) for the treatment of IPF and AS. Finally, PBI-4050 has received a rare pediatric disease designation by the FDA for the treatment of AS, making it eligible to potentially receive a priority review voucher (“PRV”) upon regulatory approval by the FDA.

The second platform, Plasma Protein Purification System (PPPS™) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceutical proteins from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs and rare diseases with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen) “Ryplazim™”. Ryplazim™ is Prometic’s first biopharmaceutical expected to be launched commercially pending the review and approval of its BLA (Biologics License Application). Ryplazim™ has been granted a rare pediatric disease designation by the FDA for the treatment of congenital plasminogen deficiency which also makes it potentially eligible to receive a priority review voucher (PRV) upon regulatory approval by the FDA. Ryplazim™ has also been granted Fast Track status by the FDA and has been granted Orphan Drug designation by both the FDA and the EMA.

“Ryplazim™ has been granted a rare pediatric disease designation by the FDA for the treatment of congenital plasminogen deficiency which also makes it potentially eligible to receive a priority review voucher (PRV) upon regulatory approval by the FDA. Ryplazim™ has also been granted Fast Track status by the FDA.”

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Product Pipeline Opportunities

Pipeline of Early and Late Stage Small Molecule and Plasma-Derived Therapeutics

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2018 Key Highlights

Small Molecule Therapeutic Highlights

Prometic hosted a Key Opinion Leader (“KOL”) meeting on the topic of novel treatments for IPF in New York City in January, 2018. The meeting featured presentations by Martin Kolb, MD, PhD, McMaster University, and Gerard Criner, MD, Temple University, who discussed the treatment landscape, as well as the unmet medical need for treating patients with IPF. Prometic’s management team provided a clinical overview of their two late stage clinical assets targeting IPF: PBI-4050 and Ryplazim™ and the respective role each could play in potentially treating this severe and growing unmet medical need.

Prometic also confirmed in January, 2018 that the clinical development Type C meeting held with the FDA for its orally active anti-fibrotic lead drug candidate, PBI-4050, allowed for an agreement to be reached on the design of a potential Phase 3 pivotal clinical trial for PBI 4050 in patients with IPF.

The novel anti-fibrotic mechanism of action of Prometic’s small molecule drug candidate PBI-4050 was first published in the American Journal of Pathology in February 2018. The paper entitled “A Newly Discovered Antifibrotic Pathway Regulated by Two Fatty Acid Receptors: GPR40 and GPR84” provides the scientific background on the Mode-Of-Action of PBI-4050 and its analogues in modulating these. Prometic also announced in August 2018 the publication of a paper further elucidating the mechanism of action of PBI-4050 in liver fibrosis in the Journal of Pharmacology and Experimental Therapeutics. The paper entitled “PBI-4050 reduces stellate cell activation and liver fibrosis through modulation of intracellular ATP levels and LKB1-AMPK-mTOR pathway” details the antifibrotic signaling pathway modulated by PBI 4050 and examines PBI-4050’s antifibrotic activity in liver fibrosis, a major cause of morbidity and mortality worldwide.

New clinical data from the ongoing Alström syndrome Phase 2 open label clinical trial being conducted in the United Kingdom was disclosed in March 2018. The clinical study reported that clinical activity and tolerability of PBI-4050 were sustained with prolonged treatment with further clinical activity in the heart and liver observed with longer treatment exposure.

PBI-4050 was granted a Rare Pediatric Disease Designation by the FDA in August 2018 for the treatment of AS. Prometic hosted a KOL meeting on PBI-4050 as a potential novel treatment for AS and as a promising therapeutic candidate for the treatment of Non-Alcoholic Steatohepatitis (“NASH”) in New York City in September 2018. The meeting featured presentations by Manal F. Abdelmalek, MD, MPH (Duke University School of Medicine), and Patrick Colin, BPharm, PhD (PCC Inc.), who discussed the treatment landscape, clinical development pipeline, and unmet medical need for treating patients with AS and the Metabolic Syndrome associated conditions non-alcoholic fatty liver disease (NAFLD) and NASH.

Finally, Prometic confirmed in December 2018 its decision to formally pursue AS as a clinical indication for PBI-4050 following positive feedback received from its meetings with regulatory authorities. These meetings provided Prometic with clear clinical and regulatory guidance on the design of a pivotal placebo-controlled Phase 3 clinical trial with multiple endpoints including liver and cardiac fibrosis. An IND is currently in preparation for submission in H2 2019.

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2018 Highlights and 2019 targeted milestones

Plasma-Derived Therapeutics Highlights

Prometic announced in March 2018 that it had received a Complete Response Letter (“CRL”) from the FDA arising from its review of the Ryplazim™ BLA. The FDA raised no issues regarding the clinical data but identified however, the need for Prometic to make a number of changes in the Chemistry, Manufacturing and Controls (“CMC”) section requiring the implementation and validation of additional analytical assays and “in-process controls” in the manufacturing process of Ryplazim™. The FDA requested that such CMC data be submitted as an amendment to the current BLA and invited Prometic to also submit the long-term (48-week) clinical data at the same time instead of through the originally agreed upon supplemental BLA process. The FDA indicated that the submission of the new CMC data would not impact the previously granted designations, including the Priority Review Status, the Orphan Drug Designation and the Rare Pediatric Disease Designation for Ryplazim™ for the treatment of congenital plasminogen deficiency.

Prometic completed a Type C meeting with the FDA in September 2018 regarding the Corporation’s proposed action plan for the implementation of additional analytical assays and in-process controls related to Ryplazim™ manufacturing process. The feedback received during the Type C meeting allowed for the finalization of the Process Performance Qualification (“PPQ”) protocol in anticipation of commencing the manufacturing of additional Ryplazim™ conformance lots and filing of required BLA amendments.

New clinical data from Prometic’s pivotal IVIG phase 3 clinical trial was presented in April 2018 at the Clinical immunology Society Annual Meeting in Toronto. The clinical data presented demonstrated comparable safety and efficacy data to existing commercial IVIG products without any significant drug related safety issues. Both clinical primary and secondary endpoints in adult patients suffering from primary immunodeficiencies were met and achieved.

Corporate and Operational Highlights

In November 2018:

•	Prometic, extended the maturity dates of its USD $80 million (CAD $100 million) non-revolving line of credit and original issue discount notes to September 2024 with Structured Alpha LP (“SALP”), an affiliate of Thomvest.

•	A corporate update related to a series of initiatives aiming at lengthening the cash runway to better position the Corporation to achieve its objectives was provided. These included a significant reduction in the Corporation’s cash use for 2019, driven in part by significant growth in its bioseparation revenues and by a reduction of anticipated R&D expenditures by up to $30 million.

•	Announced the closing of an At-The-Market (“ATM”) equity distribution agreement with Canaccord Genuity Corp. The ATM program allows the Corporation, at its sole discretion subject to condition set for in the equity distribution agreement to issue small tranches of common shares from treasury, at prevailing prices and in appropriate market conditions.

December 2018:

•	Prof. Simon Best was named Interim Chief Executive Officer. Prof. Best has served as the Chairman of the Prometic Board of Directors since May 2014 and has over 30 years of global life sciences expertise with a focus on business development, strategic planning and product commercialization. Prof. Best succeeded Mr. Pierre Laurin who stepped down from his management and board responsibilities in December 2018.

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2019 – 2020 Expected Milestones

Small-Molecule Therapeutics Pipeline

PBI-4050

Initiation of Alström Syndrome Phase 3 pivotal clinical trials

*Expansion of the clinical program for F2-F3 Liver Fibrosis/NASH

Series of peer reviewed publications on MoA and efficacy

Partnering of selected indications and/or geographies

PBI-4547

*Completion of Phase 1

*Initiation of Phase 2 studies

(Steatosis/NASH and / or Orphan indication)

Plasma-derived Therapeutics Pipeline

Ryplazim™

Approval in the USA & Canada

Approval in EU

Sale of Priority Review Voucher if received

New data for future use in critical medical conditions

Major partnering deal to Commercialise Ryplazim™ in USA, EU and other selected territories

Preliminary readout of clinical data of subcutaneous plasminogen formulation for tympanic membrane perforation repair

IVIG

Awaiting analytics and documentation from Phase III study

*	Subject to financing

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Message to Shareholders

Message to Shareholders

Dear Shareholders,

2018 was once again a year filled with strong scientific and clinical program development achievements for Prometic. However, we failed to close the gap between the fundamental value created by these achievements and the value placed on the Corporation by the stock-market. This required a change of leadership, the adoption of a much more focussed strategy and of a clear-plan to strengthen and re-balance the Corporation’s finances with equity capital.

It has been a little more than three months since I took over leadership at Prometic as interim Chief Executive Officer. In that very short period, I have empowered our senior management team to deliver key objectives and we have completed the review and prioritization of all our programs and assets. This has allowed us to:

1.	Identify a range of assets with potential for monetization/ partnerships from late preclinical stages onwards

2.	Engage Lazard, a prominent U.S. based Investment Bank, to review and execute potential strategic transactions for the Corporation

As a result of the review process and prioritization, our highest priorities remain the following:

•	Restructure the Corporation’s indebtedness and raise capital to fund immediate liquidity needs

•	The earliest possible filing of amendments to BLA and receipt of new PDUFA date for Ryplazim™

•	Commencement of pivotal phase 3 clinical trial of PBI-4050 in Alström syndrome

•	Signing of out-licensing and partnering agreements and/or monetization of non-core assets

The steps on the critical path towards regulatory approval for Ryplazim™ in the U.S. are as follows:

1.	Development and validation of new analytical assays and in-process controls (substantially complete)

2.	Finalization of process performance qualification (PPQ) protocol (in process)

3.	Manufacturing of additional conformance lots

4.	Fill & Finish of the conformance lots at an external CMO

5.	Data analysis & preparation of required documents for FDA

6.	Regulatory filing of BLA amendment documents – now likely to occur in H2 2019

7.	Anticipated new PDUFA date – now likely to occur in H1 2020

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Items 1. and 2. were the most research-intensive activities required of us by the FDA which is why we asked for the Type-C Meeting held in September 2018 to ensure that we were addressing these appropriately. I am pleased to report that these have been substantially completed. I am also pleased to report that Ryplazim™ has now been successfully infused more than 5,000 times in patients who participated in our clinical trial who remain on treatment and for compassionate-use treatment of named-patients with the same 100% clinical activity observed and no serious adverse events.

In order to further de-risk the timely commercial launch of Ryplazim™ the decision was made not to proceed with building a Prometic Sales/Marketing operation to co-promote in the U.S. This has accelerated partnering discussions with established Rare-Disease and Big-Pharma companies with the assets and capabilities already in place to deliver the fastest possible market-penetration. Lazard is running a competitive process which is well under-way. Prospective partners are reviewing the CRL and the actions we have taken to address the issues raised by the FDA as described above during due-diligence. The closure of a timely deal would be another “vote of confidence” from knowledgeable partners that Prometic remains on track for approval and launch.

We also remain on track to file an IND with the FDA for a pivotal phase 3 trial in AS in H2 2019.

The range of business development interest and options to monetize PBI-4050 and/or our substantial small-molecule portfolio is growing and I have empowered our BD Team to pursue these aggressively. The awareness and credibility of our Alström clinical data is rising rapidly and attracting interest from major pharmaceutical companies across the full gamut of fibrotic unmet medical needs and we now have early interest for several major chronic indications.

Our cash situation however, remains very challenging. We fully recognize that our financial situation has to be greatly improved in the very near short term and that failure to do so is jeopardizing the company’s assets and is holding back both value creation and recognition. It is clear, given the financial situation of the Corporation, that restructuring the balance sheet will require a combination of material corporate, financial and business development transactions. The use that the Corporation was able to make of at-the-market (ATM) equity distribution during December and January was a short-term tactic and not sustainable. Restructuring the balance sheet will therefore require a series of steps, which may include:-

•	A major refinancing of the Structured Alpha debt and / or recapitalization transaction;

•	An appropriately sized market-based equity fund raising to finance the Company to value creation catalysts – primarily, partnerships and monetization of non-core assets and the potential Rare Disease Pediatric Priority Review Voucher for Ryplazim™

Raising adequate financing requires a clear and focused plan regarding the use of proceeds to achieve optimal value-inflection within reasonable time-frames and risk parameters and we believe we now provide such clarity.

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Message to Shareholders

For our small-molecules, our Liver Advisory Board includes leading KOLs who advise companies with compounds with different modes-of-action to PBI-4050 that are already in the clinic, we believe that the optimal next-step is to undertake a well-designed and appropriately-sized placebo-controlled Phase 2 Proof-Of-Concept Trial for PBI-4050 in Stages 2 and 3 liver fibrosis in NASH patients where it has both the least competition and greatest clinical potential.

For our Plasma products, we will prioritise use of proceeds to optimise clinical development and commercialisation of the IV formulation used as Ryplazim™ in congenital deficiency and to expand its use judiciously into additional acute and acquired deficiencies

Our product pipeline has drug candidates targeting multiple rare diseases and significant unmet medical needs. I look at 2019 with hope and excitement as we finally get closer and closer to the commercialization of the first of these. All the necessary elements to make Prometic the commercial and financial success it can and deserves to be are within reach. Our entire staff are as strongly driven as ever by their motivation and belief that we can make a profound difference in the lives of seriously ill patients. We remain unequivocally dedicated to delivering the key enabling tasks and are confident that we are now on the right track.

My sincere thanks to all our shareholders for their patience and continuing support.

Best regards,

Prof. Simon Best,

Prometic Life Sciences Chairman of the Board

and interim Chief Executive Officer.

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